Filed pursuant to Rule 433
Registration Statement No. 333-140456
Dated August 18, 2008
Eksportfinans ASA
Buffered Return Enhanced Notes
Linked to Dow Jones – AIG Commodity IndexSM Excess Return

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this term sheet relates. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the Issuer has filed with the SEC, for more complete information about the Issuer and this offering. You may access the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007, on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing the Issuer’s filings for the relevant date on the SEC Web site):
http://www.sec.gov/Archives/edgar/data/700978/000115697307000181/u51335fv3asr.htm
The Issuer’s Central Index Key, or CIK, on the SEC Web site is 700978. Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus if you request it by calling toll-free 1-888-603-5847. As used herein, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.

Issuer:	Eksportfinans ASA

Ratings:	Aaa (negative outlook)/AA + (stable)/AAA (stable outlook)

Principal Amount:	$[ ]

CUSIP:	28264QK37

Trade Date:	August [18], 2008

Issue Date:	August [25], 2008

Issue Price:	100%

Maturity Date:
February [25], 2010, or if such date is not a Business Day, the next succeeding Business Day; provided that, if as a result of a Market Disruption Event, the Valuation Date for one or more Index Contracts (as hereinafter defined) is postponed (as described below under “Market Disruption Events”) so that it falls less than three Business Days prior to the scheduled Maturity Date, the Maturity Date will be the third Business Day following the latest occurring postponed Valuation Date for the affected Index Contract; and further subject to early redemption by the Issuer upon the occurrence of a Change in Law Redemption Event (as described in “Change in Law Redemption Event” below).

Valuation Date:
February [18], 2010, or if such day is not a scheduled Index Business Day, the immediately preceding scheduled Index Business Day; provided that upon the occurrence of a Change in Law Redemption Event (as described in “Change in Law Redemption Event” below) or if a Market Disruption Event is in effect for one or more Index Contracts on the scheduled Valuation Date (as described below under “Market Disruption Events”), the Valuation Date may be adjusted as described herein.

Index:	The Dow Jones-AIG Commodity IndexSM Excess Return published by Dow Jones & Company, Inc. (Dow Jones) and calculated by the Index Sponsors, subject to adjustment in

TABLE OF CONTENTS

HYPOTHETICAL REDEMPTION AMOUNT PAYMENT EXAMPLES
RISK FACTORS
THE COMMODITY FUTURES MARKETS
THE DOW JONES-AIG COMMODITY INDEX
HISTORICAL PERFORMANCE GRAPH OF THE DOW JONES-AIG COMMODITY INDEX
TAXATION IN THE UNITED STATES
SUPPLEMENTAL PLAN OF DISTRIBUTION
USE OF PROCEEDS AND HEDGING

accordance with Index Adjustment below.

Index Sponsors:	Dow Jones, AIG International, Inc. (AIGI) and AIG Financial Products Corp. (AIG–FP).

Initial Index Value:	[ ], which is equal to the closing value of the Index on the Trade Date, as determined and published by the Index Sponsors, rounded to three decimal places.

Final Index Value:
The closing value of the Index on the Valuation Date, as determined and published by the Index Sponsors (subject to the occurrence of a Market Disruption Event or an Index Unavailability Event), rounded to three decimal places.

Redemption Amount:	For each $1,000 denominated note, a single U.S. dollar payment on the Maturity Date equal to $1,000 multiplied by:

100% + Max Return	if the Index Performance is greater than or equal to 15.000%
100% + (Index Performance × Participation Rate)	if the Index Performance is greater than 0.000% but less than 15.000%
100.00%	if the Index Performance is less than or equal to 0.000% but greater than or equal to the Buffer Level
100% + Index Performance + Protection Percentage	if the Index Performance is less than the Buffer Level

Only [10]% of the principal amount of your notes is protected if held to maturity, and you may lose part of your investment. If the Index Performance is less than the Buffer Level (that is, the Final Index Value has depreciated by more than [10]% relative to the Initial Index Value), you could lose up to [90]% of your principal amount or $[900] per $1,000 principal amount of notes.

Index Performance:	Final Index Value — Initial Index Value
Initial Index Value

Participation Rate:	[200]%

Max Return:	[30]%

Buffer Level:	[–10]%

Protection Percentage:	[10]%

Change in Law Redemption Event:
Upon the occurrence of a Change in Law that, in the sole discretion of the Issuer, would have an adverse affect upon, or otherwise require the Underwriter or its affiliates to unwind or terminate, any of the contractual arrangements pursuant to which the Underwriter or its affiliates have hedged the commodity exposure under the notes, the Issuer may, but is not obligated to, redeem the notes in whole (but not in part) in accordance with the provisions set forth below. For purposes of the above, Change in Law means the adoption of, or change in, any applicable law, rule or regulation, or the promulgation of or any change in the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, rule or regulation, occurring after the Trade Date.

If the Issuer elects to redeem the notes following the occurrence of a Change in Law, the Valuation Date will be deemed to be the first Index Business Day on which such Change in Law occurred, as determined in the sole discretion of the Calculation Agent, acting in good faith, and the notes will be redeemed on the fifth Business Day following the Valuation Date so adjusted (the Change in Law Redemption Date) at a redemption amount determined in accordance with the Redemption Amount as defined above; provided that, in calculating the Redemption Amount, the Calculation Agent shall determine the Final Index Value on the adjusted Valuation Date in good faith in accordance with the formula for and method of calculating the Index last in effect prior to the occurrence of the Change in Law, using:

   •      for each Index Contract for which a Market Disruption Event is not in effect on the adjusted Valuation Date, the settlement price on the applicable Relevant Exchange of such Index Contract on the adjusted Valuation Date, and

   •      for each Index Contract for which a Market Disruption Event is in effect on the adjusted Valuation Date, a price for such Index Contract determined by the Calculation Agent in its sole and absolute discretion taking into account the latest available quotation for the price for such Index Contract and any other information that in good faith it deems relevant.

All amounts that may otherwise be payable following such Change in Law Redemption Date shall cease to be payable. As promptly as possible and in no event later than the Business Day immediately following the adjusted Valuation Date, the Calculation Agent will provide written notice of the Change in Law Redemption Event to DTC.

Market Disruption Event:
If a Market Disruption Event relating to one or more Index Contracts is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Final Index Value in good faith in accordance with the formula for and method of calculating the Index last in effect prior to commencement of the Market Disruption Event, using:

   •      for each Index Contract that did not suffer a Market Disruption Event on the scheduled Valuation Date, the settlement price on the applicable Relevant Exchange of such Index Contract on the scheduled Valuation Date, and

   •      for each Index Contract that did suffer a Market Disruption Event on the scheduled Valuation Date, the settlement price of such Index Contract on the applicable Relevant Exchange on the immediately succeeding trading day on which no Market Disruption Event occurs or is continuing with respect to such Index Contract;

provided however that if a Market Disruption Event has occurred or is continuing with respect to such Index Contract on each of the eight scheduled trading days following the scheduled Valuation Date, then (a) the eighth scheduled trading day shall be deemed the Valuation Date for such Index Contract and (b) the Calculation Agent will determine the price for such Index Contract on such eighth scheduled trading day in its sole and absolute discretion taking into account the latest available quotation for the price for such Index Contract and any other information that in good faith it deems relevant.

A Market Disruption Event means any of the following events, as determined in good faith by the Calculation Agent:
(A) the termination or suspension of, or material limitation or disruption in the trading on a Relevant Exchange of any Index Contract;
(B) the settlement price on a Relevant Exchange of any Index Contract has increased or decreased by an amount equal to the maximum permitted price change from the previous day’s settlement price; or
(C) the settlement price of any Index Contract is not published by the Relevant Exchange.
Notwithstanding the foregoing, the following events will not constitute Market Disruption Events:
(1) a limitation on the hours in a trading day and/or number of days of trading, if it results from an announced change in the regular business hours of the Relevant

Exchange; or

(2) a decision to permanently discontinue trading in an Index Contract or options or futures contracts relating to the Index or any Index Contract.

For purposes of Change in Law Redemption Event and Market Disruption Event above, (a) Index Contracts means the commodities contracts then underlying the Index or any Successor Index; (b) Relevant Exchange means any organized exchange or market of trading for any futures contract (or any combination thereof) then included in the Index or any Successor Index; and (c) trading day means a day, as determined in good faith by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange applicable to the affected Index Contract.

Index Unavailability Event:	If an Index Unavailability Event is in effect on the scheduled Valuation Date (and no Market Disruption Event is then in effect), the Calculation Agent will determine the Final Index Value on the Valuation Date in good faith in accordance with the formula for and method of calculating the Index last in effect prior to commencement of the Index Unavailability Event using the closing price on the Relevant Exchanges of each futures contract most recently constituting the Index.

An Index Unavailability Event means that the Index is not calculated and published by the Index Sponsors or any Successor Index is not calculated and published by the sponsors thereof.

Index Adjustment:	If the Index Sponsors discontinue publication of the Index and the Index Sponsors or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued Index (such index, a Successor Index), then the Final Index Value will be determined by reference to the level of such Successor Index at the close of trading on the Relevant Exchange or market of the Successor Index last to close on the Valuation Date; provided, however, that the Calculation Agent, in its sole discretion, may make such adjustments as it deems necessary to the level of the Successor Index so that the level of the Successor Index reflects the same level as that of the Index before it was discontinued. Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be promptly furnished to the trustee, to the Issuer and to the holders of the notes.

If the Index Sponsors discontinue publication of the Index prior to, and such discontinuation is continuing on, the Valuation Date, and the Calculation Agent determines, in its sole discretion, that no Successor Index is available at such time, then the Calculation Agent will determine the Final Index Value on the Valuation Date. The Final Index Value will be computed by the Calculation Agent in accordance with the formula for and method of calculating the Index last in effect prior to such discontinuation, using the settlement prices on the Relevant Exchanges (or, if trading in an Index Contract has been materially suspended or materially limited, its good faith estimate of the settlement price that would have prevailed but for such suspension or limitation) at the close of trading on the Valuation Date.

If at any time the method of calculating the Index or a Successor Index, or the level thereof, is, in the good faith judgment of the Calculation Agent, changed or modified in a material respect, the Calculation Agent may (but is not obligated to) make such adjustments to the Index or Successor Index or their respective methods of calculation as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a level of a commodity index comparable to the Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the Final Index Value with reference to the Index or such Successor Index as adjusted. Accordingly, if the method of calculating the Index or a Successor Index is modified or rebased so that the level of the Index or Successor Index is a fraction or multiple of what it would have been if it had not been modified or rebased, then the Calculation Agent will adjust the level of the Index or Successor Index in order to arrive at a level of the Index or Successor Index as if it has not been modified or rebased.

Index Business Days:	A day, as determined in good faith by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange for each Index Contract then comprising the Index or any Successor Index

Business Days:	New York

Calculation Agent:	Lehman Brothers Commodity Services Inc.., the determinations and calculations of which will be binding in absence of manifest error

Underwriter:	Lehman Brothers Inc.

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

Listing:	None

Fees:		Price to Public(1)	Fees(2)	Proceeds to us

	Per note	100.00%	0.20%	99.80%

Total

(1)   The price to public includes the Issuer’s cost of hedging its obligations under the notes through Lehman Brothers Inc. or its affiliates, which includes Lehman Brothers Inc.’s or such affiliate’s expected cost of providing such hedge as well as the profit Lehman Brothers Inc. or its affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)   Lehman Brothers Inc. will receive commissions of 0.20% per note, or of $2.00 per $1,000 minimum denomination, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

HYPOTHETICAL REDEMPTION AMOUNT PAYMENT EXAMPLES
The Redemption Amount payable on the notes at maturity equals the principal amount of the notes multiplied by:
•	100% plus the Max Return, if the Index Performance (the percentage increase in the Final Index Value relative to the Initial Index Value) is greater than or equal to 15.000%;

•	100% plus the product of the Participation Rate and the Index Performance, if the Index Performance is greater than 0.000% but less than 15.000%;

•	100%, if the Index Performance is Value is less than or equal to 0.000% but greater than or equal to the Buffer Level; and

•	100% plus the sum of the Index Performance and the Protection Percentage, if the Index Performance is less than the Buffer Level.
Accordingly, if the Final Index Value increases relative to the Initial Index Value, the Index Performance will be positive, resulting in a Redemption Amount that is greater than the principal amount invested, up to a maximum return equal to the Max Return. If the Final Index Value decreases relative to the Initial Index Value, but the percentage decrease is greater than or equal to the Buffer Level, the Redemption Amount payable at maturity will equal the repayment of the principal amount invested, with no additional return. If the Final Index Value decreases relative to the Initial Index Value and the percentage decrease is less than the Buffer Level, you could lose the principal amount you invested, subject to the Protection Percentage.

The table below illustrates the hypothetical Redemption Amount at maturity per $1,000 note, based on hypothetical values of 187.152 for the Initial Index Value, 200% for the Participation Rate, 30% for the Max Return, –10% for the Buffer Level and 10% for the Protection Percentage (each of which will be determined on the Trade Date), as well as a hypothetical series of Final Index Values and consequent range for the Index Performance from 30% to –30% (i.e., from a 30% increase to a 30% decrease in the Final Index Value relative to the Initial Index Value). The following results are based solely on the hypothetical examples cited; the Initial Index Value, Final Index Values and resulting Index Performance have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the Index. Numbers used in these examples have been rounded for ease of analysis.

Final		Participation	Redemption
Index Value	Index Performance*	Rate	Amount‡

243.298	30.0%	200.0%	$1,300

233.940	25.0%	200.0%	$1,300

224.582	20.0%	200.0%	$1,300

215.225	15.0%	200.0%	$1,300

205.867	10.0%	200.0%	$1,200

196.510	5.0%	200.0%	$1,100

187.152	0.0%	N/A	$1,000

177.794	–5.0%	N/A	$1,000

168.436	–10.0%	N/A	$1,000

159.079	–15.0%	N/A	$950

149.722	–20.0%	N/A	$900

140.364	–25.0%	N/A	$850

131.006	–30.0%	N/A	$800

*	Index Performance = (Final Index Value – Initial Index Value) / Initial Index Value

‡	Redemption Amount per $1,000 note = $1,000 multiplied by:
•	100% + Max Return, if the Index Performance is greater than or equal to 15.000%;

•	100%+ (Index Performance × Participation Rate), if the Index Performance is greater than 0.000% but less than 15.000%;

•	100.00%, if the Index Performance is less than or equal to 0.000% but greater than or equal to the Buffer Level; and

•	100% + Index Performance + Protection Percentage, if the Index Performance is less than the Buffer Level.

The following examples illustrate how the Index Performance and Redemption Amounts set forth in the table above are calculated.
Example 1: The Final Index Value is 224.582, an increase of 20% relative to the Initial Index Value of 187.152, resulting in an Index Performance of 20% and a Redemption Amount of $1,300 per $1,000 note.

Because the Final Index Value has increased sufficiently relative to the Initial Index Value that the Index Performance is greater than 15%, the return on the notes is capped at the Max Return (30%) and the Redemption Amount is equal to $1,000 times the sum of 100% and the Max Return, calculated as follows:

Redemption Amount = $1,000 x (100% + 30%) = $1,300

Example 2: The Final Strategy Value is 205.867, an increase of 10% relative to the Initial Index Value of 187.152, resulting in an Index Performance of 10% and a Redemption Amount of $1,200 per $1,000 note.

Because the Final Index Value has increased relative to the Initial Index Value but the Index Performance is less than 15%, the Redemption Amount is equal to $1,000 times 120% (equal to the sum of 100% and the product of the Participation Rate (200%) and the Index Performance (10%)), calculated as follows:

Redemption Amount = $1,000 x (100% + (200% x 10%)) = $1,200
Example 3: The Final Index Value is 177.794, a decrease of 5% relative to the Initial Index Value of 187.152, resulting in an Index Performance of –5% and a Redemption Amount of $1,000 per $1,000 note.

Because the Final Index Value has decreased relative to the Initial Index Value but the Index Performance is greater than or equal to the Buffer Level of –10%, the Redemption Amount at maturity is equal to the $1,000 principal invested, with no additional return.

Example 4: The Final Index Value is 149.722, a decrease of 20% relative to the Initial Index Value of 187.152, resulting in an Index Performance of –20% and a Redemption Amount of $900 per $1,000 note.

Because the Final Index Value has decreased sufficiently relative to the Initial Index Value that the Index Performance is less than the Buffer Level of –10%, the Redemption Amount is equal to $1,000 times 90% (equal to the sum of 100%, the Index Performance (–20%) and the Protection Percentage (10%)), calculated as follows:

Redemption Amount = $1,000 x (100% + (–20% + 10%)) = $900

RISK FACTORS
Unlike ordinary debt securities, the return on the notes depends on changes in values of the Index. As described in more detail below, the trading price of the notes may vary considerably before the Maturity Date due, among other things, to fluctuations in the price of the commodities that make up the Index and other events that are difficult to predict and beyond our control. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the commodities comprising the Index. You should carefully consider the following risks, as well as the risks described under “Risk Factors—Risks related to index linked notes or notes linked to certain assets” in the prospectus supplement, before investing in the notes.
Your investment may result in a loss of some your principal.
We will not repay you a fixed amount of principal on the notes at maturity. The payment at maturity on the notes will depend on the percentage change in the level of the Index based on the Final Index Value relative to the Initial Index Value. Because the level of the Index is subject to market fluctuations, the amount of cash you receive at maturity may be more or less than the Principal Amount of the notes. Because the notes are only [10]% principal protected if held to maturity, if the Index Performance is less than the Buffer Level of [–10]% (that is the Final Index Value has depreciated by more than [10]% relative to the Initial Index Value), you will be exposed to a loss of up to [90]% of the principal you invest in the notes, or a potential loss of $[900] per $1,000 principal amount of notes.
Your yield may be lower than the yield on a standard debt security of comparable maturity.
The yield that you will receive on your notes, which could be negative, may be less than the return you could earn on other investments. Even if your yield is positive, your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of Eksportfinans with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike conventional senior non-callable debt securities, the notes do not guarantee the return of all of the principal amount at maturity. In addition, no interest will be paid during the term of your notes.
An investment in the notes is subject to risks associated with the performance of the Index.
The notes do not bear interest, and the return on the notes at maturity is entirely dependent on the performance of the Index. Because the notes do not bear interest, your return on the notes will depend solely on the Redemption Amount payable at maturity, which in turn depends on the Final Index Value on the Valuation Date and the resulting Index Performance. If the Final Index Value is equal to or less than the Initial Index Value, and as a result, the Index Performance is equal to or less than 0.000% but greater than or equal to the Buffer Level, the Redemption Amount will equal only the principal amount invested, with no additional return. If the Index Performance is less than the Buffer Level, you will be exposed to a loss of up to [90]% of the principal you invest in the notes, or a potential loss of $[900] per $1,000 principal amount of notes. Also, because the maximum return on the notes is capped at the Max Return of 30.0%, the maximum Redemption Amount will be $1,300.00 and holders of the notes will not benefit in any increase of the Final Index Value resulting in a higher return.
Commodity prices may change unpredictably, affecting the Index level and the value of your notes in unforeseeable ways.
Trading in the Index Contracts and the physical commodities upon which the Index Contracts are based (the Index Commodities) is speculative and can be extremely volatile. Market prices of the Index Contracts and the Index Commodities may fluctuate rapidly based on numerous factors, including:
•	changes in supply and demand relationships;

•	weather;

•	agriculture;

•	trade;

•	fiscal, monetary and exchange control programs;

•	domestic and foreign political and economic events and policies;

•	disease;

•	technological developments;

•	changes in interest rates and global growth rates in the economy; and

•	trading activities in commodities, including the Index Commodities, and related contracts, including the Index Contracts.
These factors may affect the level of the Index and the value of your notes in varying ways, and different factors may cause the value of different Index Commodities and Index Contracts, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.
Many economic and market factors will impact the value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.
In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
•	the volatility or expected volatility of the Index, the Index Commodities or the Index Contracts;

•	the time to maturity of the notes (and any associated “time premium”);

•	the market price of the Index Commodities or the Index Contracts;

•	interest rates in the market generally;

•	a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events; and

•	our credit ratings.
Risks associated with the composition of the Index may adversely affect the value of your notes.
Because the notes are linked to the Index, which reflects the return on 19 exchange-traded Index Contracts covering physical Index Commodities, it will be less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility. Additionally, the annual composition of the Index will be calculated in reliance upon historical price, liquidity and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Index. Any discrepancies that require revision are not applied retroactively but will be reflected in the weighting calculations of the Index for the following year. However, Dow Jones and AIG-FP may not discover every discrepancy. Furthermore, the annual weightings for the Index are determined each year in June and announced in July or August by AIG-FP under the supervision of the Dow Jones-AIG Commodity IndexSM Oversight Committee (the Oversight Committee), which has a significant degree of discretion in exercising its supervisory duties with respect to the Index and has no obligation to take the needs of any parties to transactions involving the Index into consideration when re-weighting or making any other changes to the Index. Finally, subject to the minimum/maximum diversification limits described in “The Dow Jones-AIG Commodity IndexSM — Annual Reweightings and Rebalancings of The Dow Jones-AIG Commodity IndexSM”, the Index Commodities underlying the Index Contracts included in the Index from time to time are concentrated in a limited number of sectors, particularly energy and agriculture. Based on daily weightings as of August 15, 2008, 35.94% of the Index consisted of Index Contracts from the energy sector, 26.83% from the metals sector, 28.81% from the agricultural sector and 8.41% from the livestock sector. An investment in the notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.
Higher future prices of the commodity futures contracts composing the Index relative to their current prices may decrease the level of the Index, and therefore the amount payable on the notes.
The Index is composed of the Index Contracts, which are futures contracts on the physical Index Commodities, and reflects the return associated with the change in prices of the underlying Index Contracts together with the “roll yield” associated with these Index Contracts (the price changes and roll yield taken together constitute the “excess return” reflected by the Index). Unlike equities, which typically entitle the holder to a continuing stake in a corporation, and unlike owning the commodity directly, a commodity futures contract normally specifies a certain date for delivery of the underlying physical commodity. A fundamental characteristic of the Index, like other commodity indices, is that as a result of being comprised of futures contracts, the Index must be managed to ensure it does not take delivery of the commodities in question. This is achieved through a process referred to as “rolling,” under which a given contract during a month in which it approached its settlement date is rolled forward to a new contract date (i.e., the Index Contract is effectively “sold” to “buy” a longer-dated Index Contract).
Roll yield is generated during the roll process from the difference in price between the near-term and longer-dated futures contracts. When longer-dated contracts are priced lower than the nearer contract and spot prices, the market is in backwardation, and positive roll yield is generated when higher-priced near-term futures contracts are “sold” to “buy” lower priced longer-dated contracts. When the opposite is true and longer-dated contracts are priced higher, the market is in contango, and negative roll yields result from the “sale” of lower priced near-term futures contracts to “buy” higher priced longer-dated contracts. While many of the Index Commodities have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain Index Commodities, such as gold, have historically traded in “contango” markets. Gold, which makes up 6.41% of the Index based on its daily weighting as of August 15, 2008, for example, is currently in contango. Accordingly, because the level of the Index reflects the returns in the underlying Index Commodities, negative “roll yields” resulting from contango markets could adversely affect the level of the Index.
The return on your notes may not reflect all developments in the Index Commodities.
Because the Final Index Value will be based on the Index closing level on the Valuation Date, which is a single Index Business Day near the end of the term of the notes, the level of the Index or at other times during the term of the notes or at the Maturity Date could be higher than the Final Index Value. This difference could be particularly large if there is a significant decrease in the level of the Index during the latter portion of the term of the notes or if there is significant volatility in the Index closing level during the term of the notes, especially on dates near the Valuation Date.
The notes are not directly linked to the Index Contracts or any other exchange-traded futures contracts.
The notes are not linked directly to the Index Contracts or any other exchange-traded futures contracts. The notes are linked to the Index, which, as described above, reflects the returns that are potentially available through an unleveraged investment in the Index Contracts. Accordingly, the return on your notes will reflect the returns associated with the Index Contracts, including any positive or negative “roll yield”, and therefore will not reflect the return you would realize if the notes were linked directly to the Index Contracts or if you actually owned the Index Contracts or other exchange-traded futures contracts for a similar period.

Changes that affect the calculation of the Index may affect the value of or amounts payable on the notes.
The policies of Dow Jones and AIG-FP concerning the methodology and calculation of the Index, additions, deletions or substitutions of the Index Commodities or exchange-traded futures contracts on the Index Commodities could affect the Index and, therefore, could affect the amount payable on the notes at maturity and the value of the notes prior to maturity. The amount payable on the notes and their value could also be affected if Dow Jones and AIG-FP, in their sole discretion, change these policies, for example, by changing the methodology for compiling and calculating the Index, or if Dow Jones and AIG-FP discontinue or suspend calculation or publication of the Index, in which case it may become difficult to determine the value of the notes.
If Dow Jones and AIG-FP discontinue or suspend calculation or publication of the Index and the Calculation Agent determines that there is no successor index on the date when the Final Index Value is required to be determined then the Calculation Agent would have the discretion to make determinations with respect to the level of the Index which may adversely affect the value of the notes, the Final Index Value and the Redemption Amount at Maturity payable on the notes. See “Index Adjustment” above.
The notes are indexed to the Dow Jones-AIG Commodity IndexSM, not the Dow Jones-AIG Commodity Index Total ReturnSM.
The notes are linked to the Dow Jones-AIG Commodity IndexSM, which, as discussed below, reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities constituting the Index. In contrast, the Dow Jones-AIG Commodity Index Total ReturnSM is a total return index which, in addition to reflecting such returns, also reflects interest that could be earned on cash collateral invested in 3-month U.S. Treasury bills. Because the notes are linked to the Dow Jones-AIG Commodity IndexSM, the return on the notes will not include the total return feature of the Dow Jones-AIG Commodity Index Total ReturnSM.
We may redeem the notes upon the occurrence of a Change in Law Redemption Event
We have the right, to redeem or “call” all of your notes without your consent upon the occurrence of a Change in Law (as defined under “Change in Law Redemption Event” above) that, in our sole discretion, would have an adverse affect upon, or otherwise require Lehman Brothers Inc. or its affiliates to unwind or terminate, any of the contractual arrangements pursuant to which Lehman Brothers Inc. or its affiliates have hedged the commodity exposure under the notes. This does not mean that you have any right to require us to repay your notes prior to maturity.
The Index is subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could negatively affect the Index Performance. For example, the United States House of Representatives and the United States Senate are currently considering legislation (the Commodity Markets Transparency and Accountability Act of 2008 and the Stop Excessive Energy Speculation Act of 2008, respectively) intended to decrease speculation and increase transparency in the commodity markets. If enacted the legislation would, among other things, require the Commodity Futures Trading Commission (CFTC) to adopt rules establishing position limits on positions that are not established pursuant to “bona fide” or “legitimate” hedging as defined in the proposed legislation.
If such restrictions are imposed on market participants, Lehman Brothers Inc. (or its affiliates) may be unable to effect transactions necessary to hedge its obligations under the notes, in which case we will have the right, but not the obligation, to redeem your notes on the applicable Change in Law Redemption Date and pay you a Redemption Amount determined by the Calculation Agent in the manner described in “Change in Law Redemption Event” above. If we exercise our right to redeem the notes upon the occurrence of a Change in Law Redemption Event, the Redemption Amount you receive may be less than the Redemption Amount you would have otherwise been entitled to receive at maturity, and you may not be able to reinvest any amounts received on the Change in Law Redemption Date in a comparable investment. Our right to redeem the notes upon the occurrence of a Change in Law may also adversely impact your ability to sell your notes, and/or the price at which you may be able to sell your notes, following the occurrence of such Change in Law.
Suspension or disruptions of market trading in the commodity and related futures markets may require an adjustment to the calculation of the Index or a postponement in the Valuation Date for the notes, and may adversely affect the value of the notes.
The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of your notes.
Certain of the events set forth above also constitute Market Disruption Events under the terms of the notes. To the extent any Market Disruption Event occurs with respect to one or more Index Contracts and remains in effect on the scheduled Valuation Date for the notes, the Valuation Date for the affected Index Contracts will be postponed until the Market Disruption Event ceases to be in effect or, if the Market Disruption Event remains in effect for eight scheduled trading days after the Valuation Date, the Final Index Value will be determined by the Calculation Agent as described above under “Market Disruption Event”. In the event the Valuation Date is postponed, the Final Index Value may be lower than anticipated and possibly less than the Initial Index Value, which may adversely affect the Redemption Amount or the value of your notes. In addition, if the Valuation Date is postponed due to a Market Disruption Event as described above so that it falls less than three Business Days prior to the scheduled Maturity Date, the Maturity Date will be postponed to the third Business Day following the postponed Valuation Date.
Trading and other transactions by AIG-FP, Dow Jones or affiliates of Lehman Brothers Inc. in the futures contracts composing the Index and the Index Commodities may affect the level of the Index.
AIG-FP and its affiliates and the Calculation Agent and certain other affiliates of Lehman Brothers Inc. actively trade futures contracts and options on futures contracts on the Index Commodities. AIG-FP and its affiliates, and the Calculation Agent and certain other affiliates of Lehman Brothers Inc., also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments that are linked to the performance of the Index, the futures contracts underlying the Index or the Index Commodities. Certain of AIG-FP’s affiliates, and certain affiliates of Lehman Brothers Inc., may underwrite or issue other securities or financial instruments indexed to the Index and related indices. Dow Jones and AIG-FP and certain of their affiliates may license the Index for publication or for use by unaffiliated third parties. The markets in certain of the Index Commodities may not be traded in significant volumes and may be significantly affected by trading activities, including speculators.
Trading and underwriting activities by AIG-FP, Lehman Brothers Inc. and their respective affiliates could adversely affect the value of the Index Contracts, the commodities underlying the Index Contracts and the level of the Index, and therefore could in turn affect the return on and the value of the notes. For instance, a market maker in a financial instrument linked to the performance of the Index may expect to hedge some or all of its position in that financial instrument. Purchase (or selling) activity in the Index Contracts or the commodities underlying the Index Contracts in order to hedge the market maker’s position in the financial instrument may affect the market price of the Index Contracts, which in turn may affect the value of the Index. With respect to any of the activities described above, none of AIG-FP, Dow Jones, Lehman Brothers Inc. or their respective affiliates has any obligation to take the needs of any buyers, sellers or holders of the notes into consideration at any time.
AIG-FP may be required to replace an existing futures contract if that contract is terminated or replaced.

Each Index Contract is a “Designated Contract” that has been selected as the reference contract for each commodity represented in the Index, as described under the heading “The Dow Jones-AIG Commodity IndexSM— Designated Contracts for Each Commodity” below. Data concerning these Designated Contracts will be used to calculate the Index. If an Index Contract were to be terminated or replaced by an exchange, a comparable futures contract, if available, would be selected by the Oversight Committee as a Designated Contract to replace that Index Contract. The termination or replacement of any Index Contract may have an adverse impact on the level of the Index.
Lack of regulation by the CFTC.
The notes are debt securities that are direct obligations of Eksportfinans ASA. The net proceeds to be received by us from the sale of the notes will not be used to purchase or sell the Index Commodities or other futures contracts on such commodities for the benefit of holders of the notes. The notes are not themselves commodities futures contracts, and an investment in the notes does not constitute either an investment in the Index Contracts, the Index Commodities or other futures contracts on such commodities, or in a collective investment vehicle that trades in the Index Contracts, Index Commodities or other futures contracts on such commodities.
Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a “commodity pool operator” (CPO). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.
Because the notes do not constitute investments by you in futures contracts traded on regulated futures exchanges, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.
The Index may in the future include Index Contracts that are not traded on regulated futures exchanges
The Index is based on the Index Contracts, which are all futures contracts traded on regulated futures exchanges (referred to in the United States as “designated contract markets”). However, it is possible that the Index could in the future include over-the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation. As a result, trading in such contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the provisions of, and the protections afforded by, the U.S. Commodity Exchange Act of 1936, or other applicable statutes and related regulations, that govern trading on regulated futures exchanges. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. As a result, the trading of contracts on such facilities, and the inclusion of such contracts in the Index, could present certain risks not associated with most exchange traded futures contracts, including risks related to the liquidity and price histories of the relevant contracts.
There may not be an active trading market for the notes.
The notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a liquid trading market will develop for the notes. The development of a trading market for the notes will depend on our financial performance and other factors such as the increase, if any, in the level of the Index. Even if a secondary market for the notes develops, it may not provide significant liquidity and transaction costs in any secondary market could be high. As a result, the difference between bid and asked prices for the notes in any secondary market could be substantial. If you sell your notes before maturity, you may have to do so at a discount from the initial public offering price, and, as a result, you may suffer substantial losses.

Lehman Brothers Inc. and its broker-dealer affiliates currently intend to make a market for the notes, although they are not required to do so and may stop any such market-making activities at any time. As market makers, trading of the notes may cause Lehman Brothers Inc. or its broker-dealer affiliates to have long or short positions in the notes. The supply and demand for the notes, including inventory positions of market makers, may affect the secondary market for the notes.
We have no affiliation with the Index Sponsors and are not responsible for their public disclosure of information.
We are not affiliated with the Index Sponsors in any way and have no ability to control or predict their actions, including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the Index. If the Index Sponsors discontinue or suspend the calculation of the Index, it may become difficult to determine the market value of the notes or the Redemption Amount. The Calculation Agent may designate a successor index selected in its sole discretion. If the Calculation Agent determines in its sole discretion that no successor index comparable to the Index exists, the amount you receive at maturity will be determined by the Calculation Agent in its sole discretion. See “Market Disruption Event” on page 3 and “Index Adjustment” on page 4. The Index Sponsors are not involved in the offer of the notes in any way and have no obligation to consider your interest as an owner of notes in taking any actions that might affect the value of your notes.
Each notes is an unsecured debt obligation of Eksportfinans only and is not an obligation of the Index Sponsors. None of the money you pay for your notes will go to the Index Sponsors. Since the Index Sponsors are not involved in the offering of the notes in any way, they have no obligation to consider your interest as an owner of notes in taking any actions that might affect the value of your notes. The Index Sponsors may take actions that will adversely affect the market value of the notes.
We have derived the information herein about the Index Sponsors and the Index from publicly available information, without independent verification. We do not assume any responsibility for the adequacy or accuracy of the information about the Index or the Index Sponsors contained herein. You, as an investor in the notes, should make your own investigation into the Index and the Index Sponsors.
Historical levels of the Index should not be taken as an indication of the future levels of the Index during the term of the notes.
The trading prices of the Index Contracts and Index Commodities underlying the Index will determine the Index level at any given time. As a result, it is impossible to predict whether the level of the Index will rise or fall. Trading prices of the Index Contracts and Index Commodities underlying the Index will be influenced by complex and interrelated political, economic, financial and other factors that can affect the Index Commodities underlying the Index.
Hedging transactions may affect the return on the notes.
We through one or more hedging counterparties may hedge our obligations under the notes. Although they are not expected to, hedging activities may adversely affect the prices of Index Contracts and Index Commodities underlying the Index and/or the level of the Index and, therefore, the market value of the notes. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the notes declines.
Assuming no change in market conditions or any other relevant factors, the price, if any, at which Lehman Brothers Inc. is willing to purchase the notes in secondary market transactions will likely be lower than the initial public offering price, since the initial public offering price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by Lehman Brothers Inc., as a result of dealer discounts, mark-ups or other transactions.

Potential conflicts of interest could arise.
Lehman Brothers Inc. and its affiliates may engage in trading activities related to the Index that are not for the account of holders of the notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in account under their management. These trading activities could be adverse to the interests of the holders of the notes.
The Calculation Agent may postpone the Valuation Date and, therefore, determination of the Final Index Value and the Maturity Date if a Market Disruption Event occurs on the Valuation Date.
The Valuation Date and, therefore, determination of the Final Index Value may be postponed if the Calculation Agent determines that a Market Disruption Event has occurred or is continuing on the Valuation Date with respect to one or more Index Contracts. As a result, if the Valuation Date for one or more Index Contracts falls less than three Business Days prior to the scheduled Maturity Date, the Maturity Date for the notes would be postponed to the third Business Day following the latest occurring postponed Valuation Date for the affected Index Contract. You will not be entitled to compensation from us or the Calculation Agent for any loss suffered as a result of the occurrence of a Market Disruption Event, any resulting delay in payment or any change in the level of the Index after the Valuation Date. See “Market Disruption Event” beginning on page 3.
The U.S. Federal income tax treatment on the notes is uncertain and the terms of the notes require you to follow the treatment that we will adopt.
There is currently no statutory, judicial or administrative authority that directly addresses the U.S. tax treatment of holders of the notes or similar instruments. Pursuant to the terms of the notes, you agree to treat the notes as contracts under which we deliver at maturity a cash amount determined by reference to the Index in exchange for a fixed purchase price. You will be required to characterize the notes for all tax purposes in this manner (absent an administrative determination or judicial ruling to the contrary) even if your tax advisor would otherwise adopt an alternative characterization. If the United States Internal Revenue Service (the IRS) successfully argues that the notes should be treated differently, the timing and character of income on the notes may be affected. In addition, as discussed further below, on December 7, 2007, the IRS issued a notice indicating that it and the Treasury Department (Treasury) are actively considering whether, among other issues, all or part of the gain you may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. We are not requesting a ruling from the IRS with respect to the notes, and we cannot assure you that the IRS will agree with the conclusions expressed in this pricing supplement and in the accompanying prospectus supplement and prospectus under “Taxation in the United States”.
THE COMMODITY FUTURES MARKETS
Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets. At present, all of the Index Contracts are exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities typically provides for the payment and receipt of a cash settlement based on the value of such commodities. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as “short”) and acquired by the purchaser (whose position is described as “long”) or in which the cash settlement amount is to be made.
Futures contracts are traded on organized exchanges, known as “contract markets” in the United States, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position. This operates to terminate the position and fix the trader’s profit or loss.
U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. However, the structure and nature of trading on non-U.S. exchanges may differ from the foregoing description. From its inception to the present, the Index has been comprised exclusively of futures contracts traded on regulated exchanges.
THE DOW JONES-AIG COMMODITY INDEXSM
We have derived all information contained herein regarding the Dow Jones AIG Commodity IndexSM Excess Return, including, without limitation, its make-up, method of calculation and changes in its components from (i) publicly available sources and (ii) a summary of the Dow Jones AIG Commodity IndexSM Excess Return Handbook (a document that is considered proprietary to Dow Jones & Company, Inc. (Dow Jones) and AIG Financial Products (AIG-FP) and is available to those persons who enter into a license agreement). Such information reflects the policies of, and is subject to change by, Dow Jones and AIG-FP. We have not independently verified this information. You, as an investor in the notes, should make your own investigation into the Index, AIG-FP and Dow Jones. Dow Jones and AIG-FP are not involved in the offer of the notes in any way and have no obligation to consider your interests as a holder of the notes. Dow Jones and AIG-FP have no obligation to continue to publish the Index, and may discontinue publication of the Index at any time in their sole discretion.
Overview
The Index is a proprietary index that Dow Jones and AIG-FP developed and that Dow Jones, in conjunction with AIG-FP, calculates. The Index was introduced in July of 1998 to provide unique, diversified, economically rational and liquid benchmarks for commodities as an asset class. The Index currently is composed of the prices of nineteen exchange-traded futures contracts on physical commodities. A futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. For a general description of the commodity future markets, please see “The Commodity Futures Markets.” The commodities included in the Index for 2008 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybean oil, soybeans, sugar, unleaded gasoline, wheat and zinc. Futures contracts and options on futures contracts on the Index are currently listed for trading on the Chicago Board of Trade (CBOT). Effective July 12, 2007, CBOT Holdings, Inc. was merged with and into Chicago Mercantile Exchange Holdings Inc. Immediately following the merger, the name of the company was changed from “Chicago Mercantile Exchange Holdings Inc.” to “CME Group Inc.” The CME Group will continue as the unified parent of both the CME and the CBOT, though the CME Group has stated that the CME and the CBOT will continue to have separate rulebooks. As of the completion of the merger there were no changes in CME and CBOT market rules and regulations.
The Index tracks what is known as a rolling futures position, which is a position where, on a periodic basis, futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. An investor with a rolling futures position is able to avoid delivering underlying physical commodities while maintaining exposure to those commodities. The rollover for each Index Component occurs over a period of five DJ-AIG Business Days each month according to a pre-determined schedule.
The methodology for determining the composition and weighting of the Index and for calculating its value is subject to modification by Dow Jones and AIG-FP at any time. As of the date hereof, Dow Jones disseminates the Index level approximately every fifteen (15) seconds (assuming the Index level has changed within such fifteen-second interval) from 8:00 a.m. to 3:00 p.m. (New York time) and publishes the final Index level for each DJ-AIG Business Day (as defined below) at approximately 4:00 p.m. (New York time) on each such day on Bloomberg page DJAIG. Index levels can also be obtained from the official websites of both Dow Jones and AIG-FP and are also published in The Wall Street Journal.
A “DJ-AIG Business Day” is a day on which the sum of the Commodity Index Percentages (as defined below in “Annual Reweightings and Rebalancings of the Dow Jones AIG Commodity IndexSM Excess Return”) for the Index Commodities that are open for trading is greater than 50%. For example, based on the weighting of the Index Commodities for 2008, if the CBOT and the New York Mercantile Exchange (NYMEX) are closed for trading on the same day, a DJ-AIG Business Day will not exist.
AIG-FP and its affiliates actively trade futures contracts and options on futures contracts on the commodities that underlie the Index, as well as commodities, including commodities included in the Index. For information about how this trading may affect the value of the Index, see “Risk Factors — Trading and other transactions by AIG-FP, Dow Jones or affiliates of Lehman Brothers Inc. in the futures contracts composing the Index and the Index Commodities may affect the level of the Index.”
Four Main Principles Guiding the Creation of the Dow Jones AIG Commodity IndexSM Excess Return
The Index was created using the following four main principles:
•
Economic Significance. A commodity index should fairly represent the importance of a diversified group of commodities to the world economy. To achieve a fair representation, the Index uses both liquidity data and dollar-weighted production data in determining the relative quantities of included commodities. The Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Index also relies on production data as a useful measure of the importance of a commodity to the world economy. Production data alone, however, may underestimate the economic significance of storable commodities (e.g., gold) relative to non-storable commodities (e.g., live cattle). Production data alone also may underestimate the investment value that financial market participants place on certain commodities, and/or the amount of commercial activity that is centered around various commodities. Additionally, production statistics alone do not necessarily provide as accurate a blueprint of economic importance as the pronouncements of the markets themselves. The Index thus relies on data that is both endogenous to the futures market (liquidity) and exogenous to the futures market (production) in determining relative weightings.

•
Diversification. A second major goal of the Index is to provide diversified exposure to commodities as an asset class. Disproportionate weightings of any particular commodity or sector increase volatility and negate the concept of a broad-based commodity index. Instead of diversified commodities exposure, the investor is unduly subjected to micro-economic shocks in one commodity or sector. As described further below, diversification rules have been established and are applied annually. Additionally, the Index is re-balanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

•
Continuity. The third goal of the Index is to be responsive to the changing nature of commodity markets in a manner that does not completely reshape the character of the Index from year to year. The Index is intended to provide a stable benchmark so that end-users may be reasonably confident that historical performance data (including such diverse measures as correlation, spot yield, roll yield and volatility) is based on a structure that bears some resemblance to both the current and future composition of the Index.

•
Liquidity. Another goal of the Index is to provide a highly liquid index. The explicit inclusion of liquidity as a weighting factor helps to ensure that the Index can accommodate substantial investment flows. The liquidity of an index affects transaction costs associated with current investments. It also may affect the reliability of historical price performance data.

These four principles represent goals of the Index and its creators, and there can be no assurance that these goals will be reached by either Dow Jones or AIG-FP.
The Dow Jones AIG Commodity IndexSM Oversight Committee
Dow Jones and AIG-FP have established the Dow Jones AIG Commodity IndexSM Oversight Committee to assist them in connection with the operation of the Index. The Dow Jones AIG Commodity IndexSM Oversight Committee includes members of the financial, academic and legal communities selected by AIG-FP and meets annually to consider any changes to be made to the Index for the coming year. The Dow Jones AIG Commodity IndexSM Oversight Committee may also meet at such other times as may be necessary.
As described in more detail below, the Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Index are determined each year in June or July by AIG-FP under the supervision of the Dow Jones AIG Commodity IndexSM Oversight Committee. Following the Dow Jones AIG Commodity IndexSM Oversight Committee’s annual meeting in June or July, the annual weightings for the next calendar year are publicly announced. For example, the composition of the Index for 2008 was approved by the Dow Jones AIG Index Oversight Committee in July of 2007 and published on August 3, 2007. The January 2008 reweighting and rebalancing is based on the following percentages:
The Dow Jones AIG Commodity IndexSM Excess Return 2008 Commodity Index Percentages

Commodity	Weighting

Crude Oil	13.156592%

Natural Gas	12.237084%

Soybeans	7.628541%

Aluminum	7.107971%

Gold	7.396190%

Live Cattle	4.887400%

Copper	7.040516%

Corn	5.663457%

Wheat	4.703406%

Lean Hogs	2.548123%

Unleaded Gasoline	3.783798%

Heating Oil	3.822525%

Cotton	2.479588%

Sugar	3.185145%

Coffee	3.001585%

Soybean Oil	2.811933%

Commodity	Weighting

Zinc	3.033016%

Nickel	2.791708%

Silver	2.721423%
Information concerning the Index, including weightings and composition, may be obtained at the Dow Jones web site (www.djindexes.com). Information contained in the Dow Jones web site is not incorporated by reference herein and should not be considered a part hereof.
Composition of the Index – Commodities Available for Inclusion in the Index
A number of commodities have been selected which are believed to be sufficiently significant to the world economy to merit consideration for inclusion in the Index and which are the subject of a qualifying related futures contract. With the exception of several metals contracts (aluminum, lead, tin, nickel and zinc) that trade on the London Metal Exchange (LME), each of the potential commodities is the subject of a futures contract that trades on a U.S. exchange.
As of the date hereof, the 23 commodities available for inclusion in the Index were aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, lean hogs, live cattle, natural gas, nickel, platinum, silver, soybean oil, soybeans, sugar, tin, unleaded gasoline, wheat and zinc.
The 19 Index Commodities for 2008 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybean oil, soybeans, sugar, unleaded gasoline, wheat and zinc.
Designated Contracts for Each Commodity
A futures contract known as a Designated Contract is selected for each commodity available for inclusion in the Index. With the exception of several LME contracts, where the Dow Jones AIG Commodity IndexSM Oversight Committee believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for a commodity, the Dow Jones AIG Commodity IndexSM Oversight Committee selects the futures contract that is traded in the United States and denominated in dollars. If more than one such contract exists, the Dow Jones AIG Commodity IndexSM Oversight Committee selects the most actively traded contract. Data concerning each Designated Contract is used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a Designated Contract were to be terminated or replaced, a comparable futures contract, if available, would be selected to replace that Designated Contract. The Dow Jones AIG Commodity IndexSM Oversight Committee may, however, terminate, replace or otherwise change a Designated Contract, or make other changes to the Dow Jones AIG Commodity IndexSM Excess Return, pursuant to special meetings. Please see “Risk Factors — AIG-FP may be required to replace an existing futures contract if that contract is terminated or replaced.”
The Designated Contracts for 2008 Index Commodities are as follows:

Commodity	Designated Contract	Exchange	Units	Quote
Aluminum	High Grade Primary Aluminum	LME	25 metric tons	US$/metric ton
Coffee	Coffee “C”	ICE	37,500 lbs	US¢/pound
Copper*	Copper	COMEX**	25,000 lbs	US¢/pound

Commodity	Designated Contract	Exchange	Units	Quote
Corn	Corn	CBOT	5,000 bushels	US¢/bushel
Cotton	Cotton	NYCE†	50,000 lbs	US¢/pound
Crude Oil	Light, Sweet Crude Oil	NYMEX	1,000 barrels	US$/barrel
Gold	Gold	COMEX	100 troy oz.	US$/troy oz.
Heating Oil	Heating Oil	NYMEX	42,000 gallons	US¢/gallon
Live Cattle	Live Cattle	CMEˆ	40,000 lbs	US¢/pound
Lean Hogs	Lean Hogs	CME	40,000 lbs	US¢/pound
Natural Gas	Henry Hub	NYMEX	10,000 mmbtu	US$/mmbtu
Nickel	Natural Gas Primary Nickel	LME	6 metric tons	US$/metric ton
Silver	Silver	COMEX	5,000 troy oz.	US¢/troy oz.
Soybeans	Soybeans	CBOT	5,000 bushels	US¢/bushel
Sugar	World Sugar No. 11	ICE	112,000 lbs	US¢/pound
Unleaded Gasoline	Reformulated Blendstock for Oxygen Blending††	NYMEX	42,000 gal	US¢/gallon
Wheat	Wheat	CBOT	5,000 bushels	US¢/bushel
Zinc	Special High Grade Zinc	LME	25 metric tons	US$/metric ton
Soybean Oil	Soybean Oil	CBOT	60,000 lbs	US¢/pound
* The Index uses the High Grade Copper Contract traded on the COMEX division of the New York Mercantile Exchange for copper contract prices and LME volume data in determining the weighting for the Index.
** The New York Commodities Exchange (COMEX) located in New York City.
† The New York Cotton Exchange (NYCE) located in New York City.
^ The Chicago Mercantile Exchange (CME) located in Chicago, Illinois.
†† Represents a replacement of the New York Harbor Unleaded Gasoline contract. This replacement occurred during the regularly scheduled roll of futures contracts comprising the Dow Jones AIG Commodity IndexSM Excess Return in April 2006.
In addition to the commodities set forth in the above table, cocoa, lead, platinum and tin also are considered annually for inclusion in the Index. In subsequent years, the Index may include cocoa, lead, platinum and tin, or commodities may be removed that were included in previous years.

Commodity Groups
For purposes of applying the diversification rules discussed above and below, the commodities available for inclusion in the Index are assigned to “Commodity Groups”. The Commodity Groups, and the commodities currently included in each Commodity Group for 2008, are as follows:

Commodity Group	Commodities

Energy	Crude Oil
Heating Oil
Natural Gas
Unleaded Gasoline

Precious Metals	Gold
Silver

Industrial Metals	Aluminum
Copper
Nickel
Zinc

Livestock	Lean Hogs
Live Cattle

Grains	Corn
Soybeans
Wheat
Soybean Oil

Softs	Coffee
Cotton
Sugar
Index Breakdown by Commodity Group
The Commodity Group Breakdown set forth below is as of August 15, 2008.

Energy	35.9%
Precious Metals	8.6%
Industrial Metals	18.3%
Livestock	8.4%
Grains	17.5%
Softs	8.7%
Vegetable Oil	2.7%

Annual Reweightings and Rebalancings of The Dow Jones AIG Commodity IndexSM Excess Return
The Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Index are determined each year in June by AIG-FP under the supervision of the Dow Jones AIG Commodity IndexSM Oversight Committee, announced in July and implemented the following January.
The relative weightings of the Index Commodities are determined annually according to both liquidity and dollar-adjusted production data in 2/3 and 1/3 shares, respectively. Each June, for each commodity designated for potential inclusion in the Index, liquidity is measured by the Commodity Liquidity Percentage (CLP) and production by the Commodity Production Percentage (CPP). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historical dollar value of the Designated Contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the Index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historical dollar value of the Designated Contract, and dividing the result by the sum of such production figures for all the commodities which were designated for potential inclusion in the Index. The CLP and the CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (CIP) for each commodity. This CIP is then adjusted in accordance with certain diversification rules in order to determine the commodities which will be included in the Index (the Index Commodities) and their respective percentage weights.
To ensure that no single commodity or commodity sector dominates the Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Index as of January of each year:
•	no related group of commodities designated as a “Commodity Group” (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the Index;

•	no single commodity may constitute more than 15% of the Index;

•	no single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Index; and

•	no single commodity included in the Index may constitute less than 2% of the Index.
Following the annual reweighting and rebalancing of the Index in January, the percentage of any Index Commodity or Commodity Group at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentages established in January.
Following application of the diversification rules discussed above, CIPs are incorporated into the Index by calculating the new unit weights for each Index Commodity. Near the beginning of each new calendar year (the CIM Determination Date), the CIPs, along with the settlement prices on that date for Designated Contracts included in the Index, are used to determine a Commodity Index Multiplier (CIM) for each Index Commodity. This CIM is used to achieve the percentage weightings of the Index Commodities, in dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each Index Commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Name	2008 Multiplier

Natural Gas	57.15082625

Crude Oil	5.10532583

Unleaded Gasoline	56.536350290

Name	2008 Multiplier

Heating Oil	54.360155330

Live Cattle	190.253659030

Lean Hogs	168.465689070

Wheat	19.180988660

Corn	44.731043800

Soybeans	22.478359320

Aluminum	0.106457810

Copper	82.543489260

Zinc	0.044883150

Nickel	0.003650760

Gold	0.315970880

Silver	6.554428580

Sugar	1031.608740520

Cotton	132.431569280

Coffee	84.120443000

Soybean Oil	204.039942230
Calculations
The Index is calculated by Dow Jones, in conjunction with AIG-FP, by applying the impact of the changes to the futures prices of commodities included in the Index (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Index is a mathematical process whereby the CIMs for the Index commodities are multiplied by the prices in U.S. dollars for the applicable Designated Contracts. These products are then summed. The percentage change in this sum is then applied to the prior Index level to calculate the new Index level. Dow Jones disseminates the Index level approximately every fifteen (15) seconds (assuming the Index level has changed within such fifteen-second interval) from 8:00 a.m. to 3:00 p.m. (New York time), and publishes the final Index level for each DJ-AIG Business Day at approximately 4:00 p.m. (New York time) on each such day on Bloomberg page DJAIG. Index levels can also be obtained from the official websites of both Dow Jones and AIG-FP and are also published in The Wall Street Journal.
Index Calculation Disruption Events
From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the Index will be adjusted in the event that AIG-FP determines that any of the following index calculation disruption events exists:
•	the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Index on that day;

•	the settlement price of any futures contract used in the calculation of the Index reflects the maximum permitted price change from the previous day’s settlement price;

•	the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the Index; or

•	with respect to any futures contract used in the calculation of the Index that trades on the LME, a business day on which the LME is not open for trading.
Historical Closing Values of the Index
The following table sets forth the high and low closing values of the Index, as well as end-of-quarter closing values of the Index for each quarter in the period from January 1, 2004 through August 15, 2008, as published by Bloomberg Financial Markets for such periods. The Index Closing Value for the Index on August 15, 2008 was 187.152. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Value of the Index on the Determination Dates.
We cannot assure you that this performance will be replicated in the future or that the historical performance of the Commodity Index will serve as a reliable indicator of its future performance.

	High	Low	Period End
2003
First Quarter	125.049	110.275	113.171
Second Quarter	120.826	110.966	115.788
Third Quarter	121.322	114.021	120.898
Fourth Quarter	136.626	117.446	125.269
2004
First Quarter	151.164	133.680	150.837
Second Quarter	154.994	144.141	144.034
Third Quarter	149.104	140.991	153.075
Fourth Quarter	159.294	141.271	145.600
2005
First Quarter	165.246	142.180	162.094
Second Quarter	163.740	146.078	152.885
Third Quarter	174.100	152.885	178.249
Fourth Quarter	180.240	163.358	171.149
2006
First Quarter	175.340	157.865	165.194
Second Quarter	188.110	164.385	173.235
Third Quarter	180.938	155.347	159.957
Fourth Quarter	175.581	154.635	166.509
2007
First Quarter	173.503	155.880	171.963
Second Quarter	176.484	168.522	169.671
Third Quarter	179.715	161.062	178.250
Fourth Quarter	185.568	172.123	184.964
2008
First Quarter	219.093	181.157	201.598
Second Quarter	234.115	199.566	233.034
Third Quarter (through August 15, 2008)	237.953	187.152	187.152

HISTORICAL PERFORMANCE GRAPH OF THE DOW JONES-AIG COMMODITY INDEXSM
The following graph shows actual daily historical levels for the Index from August 15, 2003 to August 15, 2008 using historical data obtained from Bloomberg Financial Services; neither the Issuer nor Lehman Brothers Inc. makes any representation or warranty as to the accuracy or completeness of these this information. The historical levels of the Index are not necessarily indicative of the future performance of the Index, the Final Index Value, or what the value of the notes may be. Fluctuations in the level of the Index make it difficult to predict whether the Final Index Value will exceed the Initial Index Value, or what the Redemption Amount will be (and whether that Redemption Amount will result in a positive return on the notes or a loss of principal). Fluctuations in the historical levels of the Index may be greater or lesser than fluctuations experienced by the holders of the notes.
License Agreement
“Dow Jones,” “AIG®” “Dow Jones AIG Commodity IndexSM Excess Return” and “DJ-AIGCISM” are service marks of Dow Jones & Company, Inc. and American International Group, Inc. (“American International Group”), as the case my be, and have been licensed for use for certain purposes by Lehman Brothers. The notes are not sponsored, endorsed, sold or promoted by Dow Jones, AIG International Inc. (“AIGI”), American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIGI, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in such product(s).
Dow Jones, AIG-FP and Lehman Brothers Holdings Inc. have entered into a non-exclusive license agreement providing for the license to Lehman Brothers Holdings Inc., and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the Index, which is published by Dow Jones and AIG-FP, in connection with certain products, including the notes. The notes are not sponsored, endorsed, sold or promoted by Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates. None of Dow Jones, American International Group, AIG-FP or any of their affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the notes particularly. The only relationship of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates to Lehman Brothers Holdings Inc. in connection with the notes is the licensing of certain trademarks, trade names and service marks and of the Index, which is determined, composed and calculated by Dow Jones in conjunction with AIG-FP without regard to Lehman Brothers Holdings Inc. or the notes. Dow Jones and AIG-FP have no obligation to take the needs of Lehman Brothers Holdings Inc. or the owners of the notes into consideration in determining, composing or calculating the Index. None of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. None of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates shall have any obligation or liability, including without limitation to notes customers, in connection with the administration, marketing or trading of the notes. Notwithstanding the foregoing, AIG-FP, American International Group and their respective subsidiaries or affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by Lehman Brothers Holdings Inc., but which may be similar to and competitive with the notes. In addition, American International Group, AIG-FP and their respective subsidiaries or affiliates actively trade commodities, commodity indices and commodity futures (including the Index and the Dow Jones AIG Commodity Index Total ReturnSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indices and commodity futures. It is possible that this trading activity will affect the value of the Index and the notes.
The information included herein relates only to the notes and does not relate to the exchange-traded physical commodities underlying any of the Index components. Purchasers of the notes should not conclude that the inclusion of a futures contract in the Index is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates. The information included herein regarding the Index components has been derived solely from publicly available documents. None of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates has made any due diligence inquiries with respect to the Index components in connection with the notes. None of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Index components, including, without limitation, a description of factors that affect the prices of such Index components, are accurate or complete.
NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES AIG COMMODITY INDEXSM EXCESS RETURN OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, INC., AIG-FP, AIGI, OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS IN THE INDEX OR ITS CALCULATION. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, INC., AIG-FP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY THE PARTIES TO ANY TRANSACTION INVOLVING THE INDEX OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, INC., AIG-FP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, AMERICAN INTERNATIONAL GROUP, INC., AIG-FP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE

POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES, AIG-FP AND AIGI OTHER THAN AMERICAN INTERNATIONAL GROUP INC., AND ITS SUBSIDIARIES AND AFFILIATES.

TAXATION IN THE UNITED STATES
The following discussion supplements and should be read together with the discussion in the prospectus supplement and the prospectus under “Taxation in the United States” and is subject to the limitations and exceptions set forth therein. Unless otherwise noted, the discussion is applicable to you if you are a U.S. Holder (as defined in the accompanying prospectus). The following discussion represents the opinion of Allen & Overy LLP and does not address all U.S. Federal income tax matters that may be relevant to a particular prospective holder. You should consult your own tax adviser in determining the tax consequences of your investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.
The U.S. Federal income tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. No ruling is being requested from the IRS with respect to the notes and accordingly, no assurance can be given that the IRS will agree with, and a court will ultimately uphold, the conclusions expressed herein. Although no definitive authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. Federal income tax purposes, we intend to take the position that the notes will be treated for U.S. Federal income tax purposes as financial contracts and, by purchasing a note, you will be deemed to have agreed to that treatment. The remainder of this discussion assumes that the notes will be so treated.
However, it is possible that the IRS could seek to characterize the notes in a manner that results in tax consequences (including the timing, amount and character of income) different from those described below. Prospective holders should consult their own tax advisors as to the proper characterization and treatment of the notes for U.S. Federal income tax purposes.
Sale, Exchange, Redemption or Other Disposition of the Notes.  Generally, your initial tax basis in the notes will be the price at which you purchased the notes. Upon the sale, exchange, redemption or other taxable disposition of the notes, you will generally recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. The gain or loss generally will be capital gain or loss. The deductibility of capital losses is subject to limitations.
Possible Alternative Treatment.  Notwithstanding our mutual contractual obligation to treat the notes in accordance with the above characterization, there can be no assurance that the IRS will accept, or that a court will uphold, this characterization. The documentation of the notes as debt suggests that the IRS might seek to apply to the notes the Treasury regulations governing contingent payment debt instruments (the Contingent Payment Regulations). If the IRS were successful in doing this, then, among other matters,
•
you would be required to accrue original issue discount on the note at a yield comparable to the yield at which we would issue similar noncontingent bonds, determined at the time of issuance of the notes; and

•
on the sale, exchange, maturity, redemption or other taxable disposition of the notes, you would recognize ordinary income, or ordinary loss to the extent of your aggregate prior accruals of original issue discount and capital loss thereunder, rather than capital gain or loss.

Even if the Contingent Payment Regulations do not apply to the notes, it is possible that the IRS could seek to characterize the notes in a manner that results in tax consequences to you different from those described above. Under an alternative characterization of the notes, it is possible, for example, that notes could be treated as an investment unit consisting of a debt instrument plus a put option, in which case you would be required to allocate a portion of the interest paid as a put premium.
On December 7, 2007, the IRS released a notice stating that it and Treasury are actively considering the proper federal income tax treatment of an instrument such as the notes, including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of your investment, possibly retroactively.
The IRS and Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, we intend to treat the notes for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as the Treasury and IRS issue guidance providing that some other treatment is more appropriate.
In addition, one member of the House of Representatives recently introduced a bill that, if enacted, would require holders of instruments such as the notes purchased after the bill is enacted to accrue interest income over the term of the notes despite the fact that there will be no interest payments over the term of the notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your notes.
Prospective purchasers of the notes should review the “Taxation in the United States” section in the prospectus supplement and the prospectus for a further discussion of the U.S. Federal income tax considerations and consult their tax advisers as to the consequences of acquiring, holding and disposing of the notes under the tax laws of the country of which they are resident for tax purposes as well as under the laws of any state, local or foreign jurisdiction.
SUPPLEMENTAL PLAN OF DISTRIBUTION
The notes are being purchased by the Underwriter as principal, pursuant to a terms agreement dated as of August [●], 2008 between the Underwriter and us. The Underwriter has agreed to pay our out-of-pocket expenses of the issue of the notes.
From time to time, the Underwriter and its affiliates have, and in the future may, engage in transactions with and perform services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the agent is our swap counterparty for a hedge of our obligation under the notes.
USE OF PROCEEDS AND HEDGING
The net proceeds from the sale of the notes will be used as described under “Use of Proceeds” in the prospectus supplement and prospectus and to hedge market risks of Eksportfinans associated with its obligation to pay the Redemption Amount at the maturity of the notes.
The hedging activity discussed above may adversely affect the market value of the notes from time to time and the Redemption Amount you will receive on the notes at maturity. See “Risk Factors — Hedging transactions may affect the return on the notes” and “Risk Factors — Potential conflicts of interest could arise” for a discussion of these adverse effects.